October 15, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	INX Inc.
Form RW – Withdrawal of Registration Statement on Form S-3
Registration No. 333-146633
Accession No. 0001140361-07-019583

Ladies and Gentlemen:

INX Inc., a Delaware corporation (the “Registrant”) hereby applies to withdraw its Registration Statement on Form S-3, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on October 11, 2007.

The Registrant is requesting the withdrawal of the Registration Statement due to an error by its printer in the submission type filed. Please apply the Company’s filing fee to its account with the SEC. None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to James H. Long, Chairman of the Board and Chief Executive Officer, via mail at 6401 Southwest Freeway, Houston, TX 77074, and Christopher M. Locke of Epstein Becker & Green, P.C., via facsimile at (212) 878-8759 and via mail at Epstein Becker & Green, P.C., 250 Park Avenue, New York, NY 10177.

If you have questions regarding this application for withdrawal, please call Christopher M. Locke at Epstein Becker & Green, P.C., outside counsel to the registrant, at (212) 351-4605.

Sincerely,

INX Inc.

By:	/s/ James H. Long
James H. Long
Chairman of the Board and Chief Executive Officer

cc: Christopher M. Locke, Epstein Becker & Green, P.C.